IMARA INC.

116 Huntington Ave, Sixth Floor

Boston, MA 02116

April 6, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Imara Inc.

Registration Statement on Form S-3

File No. 333-254978

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Imara Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-254978), so that it may become effective at 4:30 p.m. Eastern time on April 8, 2021, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours, IMARA INC.

By:	/s/ Michael Gray
Name:	Michael Gray
Title:	Chief Financial Officer and Chief Operating Officer

cc:    Cynthia Mazareas

Wilmer Cutler Pickering Hale and Dorr LLP